September 24, 2018

Benoit Fouilland
Chief Financial Officer
Criteo S.A.
32 rue Blanche
Paris-France 75009

       Re: Criteo S.A.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-36153

Dear Mr. Fouilland:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Periods Ended June 30, 2017 and 2018, page 36

1. Please more fully discuss the "decline in revenue...negatively impacted by significant user coverage limitations, namely [by] Apple's Intelligent Tracking Prevention (`ITP')
      feature." In this regard, we note from your August 1, 2018 earnings call that your "simple workaround that would mitigate a large part of the issue" had failed and that you "had to absorb a much bigger revenue impact than we had originally anticipated." We further note that this negative impact trend appears to have begun in the third quarter 2017 after
      Apple launched the ITP blocking feature in September of 2017. However, there appears to be no discussion of this trend in MD&A. To the extent that the loss of revenue is
 Benoit Fouilland
Criteo S.A.
September 24, 2018
Page 2
         reasonably expected to materially impact consolidated results of operations, please tell us, and revise MD&A in future filings to address:
           the specific facts and circumstances surrounding this loss of business;
           the anticipated impact on net sales and earnings in fiscal 2018; and any measures you are taking to offset the related declines in net revenues.
         Refer to Item 303(a)(3) of Regulation S-K.


        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-
Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.




FirstName LastNameBenoit Fouilland                             Sincerely,
Comapany NameCriteo S.A.
                                                               Division of
Corporation Finance
September 24, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName